U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

S.A.C. Capital Management, LLC
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   (Last)                            (First)              (Middle)

72 Cummings Point Road
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                                    (Street)

Stamford, CT  06902
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

11/06/2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Sonus Pharmaceuticals, Inc. ("SNUS")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value
$0.001 per share                      1,468,452                   I                    (1)
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====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Warrants (2)             1/18/2002  1/18/2007       Common Stock,          220,950       $9.40          I              (1)
                                                    par value $0.001
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====================================================================================================================================

Explanation of Responses:

(1)  The securities to which this report relates are held by S.A.C. Capital
     Associates, LLC ("Associates") and S.A.C. Healthco Fund, LLC ("Healthco"), limited liability companies of which the Reporting Person is an investment manager. Pursuant to investment agreements, the Reporting Person shares all investment and voting power with respect to the securities held by Associates and Healthco. In accordance with Instruction 5(b)(iv) the entire amount of the Issuer's securities held by Associates and Healthco is reported herein. The Reporting Person disclaims any beneficial ownership of any of the Issuers securities to which this report relates for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(2) Pursuant to the terms of the securities to which this footnote relates, neither Associates nor Healthco has the right to exercise its respective securities to the extent that, as a result of such exercise, the aggregate number of shares of Common Stock beneficially owned by it and its affiliates would exceed 9.99% of the outstanding shares of Common Stock of the Issuer following such exercise, unless such provision restricting any such exercise has been waived upon not less than 65 days prior written notice to the Issuer. No such waiver has been given.


      /s/ Peter Nussbaum                                    November 12, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

      Peter Nussbaum
      Authorized Person

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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